Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

NOTICE TO THE MARKET

São Paulo, August 3, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), hereby informs its shareholders and the market in general that it has concluded the Company’s share buyback program approved at the Board of Directors Meeting held on May, 4, 2022, according to the material fact disclosed on that date (“May/2022 Program”), having acquired 20,000,000 (twenty million) shares on the stock exchange market regular trading session, at an average price of R$ 48.33/share, totaling R$ 967 million.

After carrying out the acquisition of shares under the May/2022 Program, the Company holds in treasury the amount of 31,911,569 (thirty-one million, nine hundred and eleven thousand, five hundred and sixty-nine) common shares.

The Company also informs that, as per the material fact disclosed on July 27, 2022, it began in August 3, 2022 the acquisition of shares under the new share buyback program of Suzano approved at the Board of Directors Meeting held on that date (“July/2022 Program”), which is limited to the acquisition of a maximum of 20,000,000 common shares issued by Suzano.

The July/2022 Program will be implemented over the next 18 months, so the term will expire on January 27, 2024 (inclusive).

São Paulo, August 3, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer